# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

**2 October 2009**

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Lightbridge Corporation**

**File No. 0-28543 -- CF# 24087**

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Lightbridge Corporation (formerly Thorium Power, Ltd.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on August 25, 2009.

Based on representations by Lightbridge Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1                          through July 21, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Timothy S. Levenberg
Special Counsel